July 1, 2005

Tabatha Akins, Staff Accountant

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Covalent Group, Inc.
Form 10-K for the fiscal year ended December 31, 2004

Dear Ms. Akins:

This letter is in response the Securities and Exchange Commission’s comment letter dated June 20, 2005 on the Covalent Group Inc. Form 10-K for the year ended December 31, 2004. Our responses are keyed to the numerical sequence of your questions as detailed in your June 20, 2005 letter.

1. Revenue Recognition, page 20

1.a. During 2004, we substantially completed work on four of our largest projects including the Camelot Normalise study which was the largest study in the history of the Company and was conducted over a period of six years starting in 1998. These four full service clinical studies had an average duration of approximately four years and demonstrated to our clients our ability to provide quality operational excellence and service during the early years of our Company’s existence. Our current book of business is of a shorter duration which simplifies the cost estimation process. These legacy clinical studies consumed a significant amount of internal resources and generated a significant amount of revenue. We have attached a schedule (Exhibit A) which describes the effect of the change in cost estimates and the reason for the change during the course of 2004 for our major projects.

1.b We believe that the variables in our business are too numerous and too uncertain for such analyses to be a reliable indicator for use in managing our business. Instead, we manage our business based on what we believe are our resource needs to service our existing book of business and to service new contracts we may win in the future. Accordingly, we maintain an internal capability of consultants and specialized employees so that when we bid on projects, we have the capability and resources to win the bid and ultimately service our clients. Consequently, we may not be able to utilize our internal resources to the fullest extent possible during the course of the year. We periodically evaluate the likelihood of winning new business awards and reassess our estimated costs to complete existing projects. Accordingly, we update our resource needs and expected costs and revenues on a monthly basis. We have monthly meetings with our project managers and business development group to evaluate our clinical trial costs and the progress of said trials.

1.c We believe we adequately and qualitatively disclosed the uncertainties underlying the proportional performance method in our Form 10-K so that investors may make an informed decision on our Company. However, we are willing to enhance our disclosure in future reporting periods.

2. Revenue Recognition, page F-8

In order to be responsive to the staff’s comments, we thought it would be productive to describe our response to your comments in three broad categories; General Overview, Contractual Arrangements and Current Practices of Competitors With Publicly Traded Common Stock.

General Overview

Our revenue earning activities involve the rendering of interrelated drug development services to our clients in the design and management of complex human clinical trials for the pharmaceutical, biotechnology and medical device industries. Revenues are recognized over the period from the awarding of the customer’s contract to study completion and acceptance. We believe that recognizing revenue based on actual direct costs incurred to estimated total contract costs where the costs relate to labor hours is an appropriate method for recognizing revenue as the service is performed. We have historically accounted for our long term service contracts based upon input measures as a single unit since the contracts cannot be separated into multiple-element arrangements. The Company’s revenue earning activities are not fulfilled in a straight line pattern or based upon the achievement of a milestone. Rather they are fulfilled over the life of the contract since the drug development process is a complex, highly regulated activity which may be subject to a myriad of changes and uncertainties during the life of the contract.

Contractual Arrangements

We are generally awarded contracts based upon our response to requests for proposal received from pharmaceutical and biotechnology companies. We prepare a proposal to the potential client based upon an analysis of the number of labor hours we believe we can perform the clinical development services. We detail our proposal based upon the nature of the service such as case report form design, recruitment of medical investigators, patient enrollment activities and study monitoring and data collection. The estimated number of hours for conducting each phase of the clinical trial is then multiplied by an internal labor rate plus a profit margin to calculate the cost to the client for each specific service. The total cost for each specific service to be performed is then totaled and presented to the client in the form of a proposal. Once negotiations are completed between the Company and the client, the agreed upon clinical trial services budget is incorporated into written services agreement between the parties.

The majority of our revenues are recorded from fixed price contracts on a proportional performance basis. These contracts generally range in duration from a few months to two years, but can extend in duration for up to five years based on the number of participants in the clinical trial and the complexity of the regulatory issues involved in conducting the clinical trial. To measure performance, we compare actual direct costs incurred to estimated total contract direct costs which is the best indicator of performance of the contract obligations as the costs relate to the labor hours incurred to perform the service. The Company tracks the performance of awarded and ongoing contracts via an internal time management system whereby the employees assigned to a particular project charge their time to the project based upon certain predetermined charge codes. The Company’s standard operating procedure is to assemble project teams to guide the product through the clinical trial process. The project team is led by a project manager.

There are no standard billing or milestone arrangements which are present in each contract. Each contract has separate and distinct billing and payment terms which are the result of a negotiation between the Company and the client. Accordingly, cash receipts do not necessarily correspond to costs incurred and revenue recognized on contracts. The contracts may contain provisions for renegotiation of cost overruns arising from changes in the scope of work. Renegotiated amounts are included in net revenues when earned and realization is assured. In most instances, for multi-year contracts, a portion of the contract fee, typically 10% to 15% is paid up front at the time the contract is signed. These up front payments are deferred and recognized as revenues as services are performed under the proportional performance method.

In certain instances, additional payments are received from clients based upon the achievement of performance based milestones over the duration of the contract. Examples of performance based milestones and interim deliverables include, but are not limited to, the completion of patient enrollment into the clinical trial, completion of the database and acceptance by the client of final study report regarding data collected during the clinical trial. It should be noted that, in a comprehensive full service drug development program, the client would generally not purchase these deliverables separately but as part of an integrated, full service arrangement in connection with the development of the drug. In addition, contracts are subject to cancellation or delay at the option of the client. These delays or cancellations include but are not limited to client economic issues, drug safety, regulatory or efficacy issues that may arise during the term of the clinical trial. Client initiated delays or cancellations for ongoing clinical trials can come suddenly and may not be foreseeable.

As is customary in the industry, the Company routinely subcontracts with independent physician investigators with either single site or multi-site clinical trials. Investigator fees are not reflected in net revenues or expenses since these fees are paid by customers to the Company on a “pass-through basis” (i.e. without risk or reward to the Company).

Current Practices Of Competitors With Publicly Traded Common Stock

We believe it is beneficial to list the revenue recognition methods other companies in our industry (i.e. Contract Research Organizations) are using. The information in the chart below was obtained from each of the filings said companies made with the SEC.

COMPANY	METHOD
Covance, Inc.	Units-of-Work
ICON PLC	Cost-to-Cost
Inveresk Research Group, Inc.	Cost-to-Cost
Kendle International	Cost to Cost
Parexel International	Cost to Cost
Pharmaceutical Product Dev. Inc.	Cost-to-Cost

In summary, the cost-to-cost method is the predominant revenue recognition method being utilized by our main competitors in the contract research organization industry with publicly traded common stock. We believe this method of revenue recognition is the more accurate reflection of revenue for us and our accounting policies are in conformity with generally accepted accounting principles.

3. Please tell us:

3a When clients request changes in scope of a clinical trial or in the services to be provided by us, we deal with these by a change order, which results in revisions to contract value and the related cost to complete. Our accounting policy for recognizing revenue for changes in scope is to recognize revenue when the Company has reached agreement with the client, the services pursuant to the change in scope have been performed, the price has been set forth in the change of scope document and collectibility is reasonably assured based upon our course of dealings with the client. We believe our policy complies with GAAP in that all of the following criteria as set forth in Staff Accounting Bulletin No. 101 have been met:

•	Persuasive evidence of an arrangement exists,

•	The service has been rendered,

•	Our price to the client is fixed or determinable, and

•	Collectibility is reasonably assured.

3.b Most contracts are terminable either immediately or after a specified period (i.e., generally 30 days) following written notice to us by the client. To offset the effects of early terminations of significant contracts, we attempt to negotiate the payment of an early termination fee. Generally, we have not been successful in negotiating early termination fees in our agreements. Our contracts typically require payment to the

Company of expenses incurred to wind down a study and fees earned to date. Therefore, revenue recognized prior to cancellation does not require a significant adjustment upon cancellation. If the Company determines that a loss will result from the performance of a fixed price contract, the entire amount of the estimated loss is charged against income in the period in which such determination is made.

The word “frequently” is meant to suggest that not all contracts have standardized termination clauses and said termination clauses vary depending upon the facts and circumstances of each contract negotiation. An alternate way to explain the discussion of contract termination clauses may be to substitute the word “generally” for the word “frequently” in the first paragraph of page F-8.

Our accounting policy for recognizing revenue for terminated projects requires us to perform a reconciliation of study activities versus the activities set forth in the contract. We negotiate with the client, pursuant to the terms of the existing contract, regarding the wind up of existing study activities in order to clarify which services the client wants us to perform. Once we and the client agree on the reconciliation of study activities and the agreed upon services have been performed by us, we would record the additional revenue provided collectibiliity is reasonably assured.

We believe that our policy meets the revenue recognition criteria as set forth in Staff Accounting Bulletin No. 101 which is listed in response to item 3.a above.

3c We believe we adequately and qualitatively disclosed our revenue recognition policy that investors require for an informed decision. However, we are willing to enhance our disclosure in future reporting periods.

In connection with our response to your comments, we acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing:

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding our responses to your review comments on the financial statements for the year ending December 31, 2004, please contact me at 610-989-4208.

Sincerely,

Lawrence R. Hoffman

Executive Vice President and Chief Financial Officer

Exhibit A

Covalent Group, Inc.

Cost to Complete Analysis for major U.S. studies

FY 2004

	Study Name	Total Project Cost by Quarter				Change in Total Project Cost by Quarter				Less Approx. Impact of Changes in Scope	Total Change
		3/31/2004	6/30/2004	9/30/2004	12/31/2004	2q04	3q04	4q04	Total
1	Camelot - Normalise	13,130,316	13,408,861	13,621,790	13,824,638	278,545	212,929	202,848	694,322	—	694,322
2	Zoster	3,318,144	3,384,142	3,423,409	3,428,664	65,998	39,267	5,255	110,520	—	110,520
3	Baxter	1,665,213	1,798,968	2,128,456	2,389,699	133,755	329,488	261,243	724,486	(200,000)	524,486
4	Bertek	1,847,300	1,929,985	1,878,184	1,868,157	82,685	(51,801)	(10,027)	20,857	—	20,857
5	Wyeth 040	717,851	755,427			37,576	—	—	37,576	—	37,576
6	DAR 201		1,448,779	1,505,373	1,635,901	—	56,594	130,528	187,122	(100,000)	87,122
7	Vee		499,245	418,614	596,100	—	(80,631)	177,486	96,855	(19,000)	77,855
8	Bot		502,175	497,895	614,944	—	(4,280)	117,049	112,769	(114,000)	(1,231)
9	Plague		505,919	457,794	504,999	—	(48,125)	47,205	(920)	—	(920)
10	Start			1,738,989	1,721,997	—	—	(16,992)	(16,992)	—	(16,992)
11	Kidney			3,521,001	3,615,781	—	—	94,780	94,780	—	94,780

1	An international study in atherosclerosis that was signed in 1998 and completed over a six year period with a contract value of $22.4 million. This was the Company’s largest study in terms of contract value in the history of the Company. Cost increased due to changes in estimates to complete as the project came to a close.

This study was completed by the end of 2004.

2	A U.S. based study in the development of a herpes vaccine. Cost increased due to changes in estimates to complete as the project came to a close.
3	A U.S. based study in the treatment of cardiac surgical patients. Increase in cost related to changes in estimates to complete as the project came to a close combined with 2 changes in scope that were signed - one in the 3rd quarter of 2004 and one in the 1st quarter of 2005, both of which has increased costs associated with them.

The first change in scope was approximately $100K in revenue, with approximately $50 thousand in associated costs. The second change in scope was for approximately $300K and had approximately $150K in costs associated with it. Although the second change in scope was not signed until the 1st quarter of 2005, most of the cost associated with it was incurred in 2004. The remainder of the increase was due to changes in the estimates to complete.

4	An international study in hypertension. There was a small change in estimated costs resulting from a reduction in contracted deliverables, combined with increases in the the estimates for exsisting tasks. This contract was completed in 2004.
5	A U.S. based study in patients with reflux oesophagitis. Cost increased due to changes in estimates to complete as project was progressing. This contract was completed in 2004
6	A U.S. based study in patients with resistant hypertension. Cost increased due to the signing of a changes in scope which resulted in a $200K increase to contract value. In addition, costs also increased due to another change in scope which was signed subsequent to year end, although work was already occurring in 2004.
7	A U.S. based study focusing on vaccine for Venezuelan Equine Encephalitis. Changes in cost were due to increased estimates as a result of the study being in the beginning stages as well as a change in scope which was signed for $37K in additional contract value. That change in scope had approximately $19k in additional cost associated with it.
8	A U.S. based study focusing on vaccine for Botulinum. Changes in cost were due to changes in scope bieng signed which totaled $228k in additional contract value, and had approximately $114K in additional cost assocated with them.
9	A U.S. based study focusing on vaccine for Plague. Minimal changes in cost due to reforecasting of project costs.
10	A U.S. based study focusing on the treatment of end stage renal disease subjects with secondary hyperparathyroidism. Minimal changes in cost estimates due to reforecasting of project costs in the beginning stages of the project.
11	A U.S. based study focusing on the assessment of management and outcomes data in patients with chronic kidney disease. Small increase in cost estimates due to reforecasting of project costs in the beginning stages of the project